Exhibit 99.1

Beamr and J21 Corporation Expand Partnership to Distribute Beamr’s Video Cloud Service in Japan

Herzeliya, Israel, Aug. 08, 2023 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd (NASDAQ: BMR), a leading provider of video encoding solutions, announced today that J21 Corporation, a business development corporation in Japan that is also engaged in marketing, product distribution, technical support and press relations for its partners in the Japanese market, will distribute the Beamr Video Cloud Service and products in Japan. This collaboration marks an important milestone in Beamr’s expansion strategy, aiming to establish a strong foothold in the Japanese market and better serve its growing customer base.

Through the expansion of this longstanding partnership, J21 will serve as a point of contact for Beamr’s cloud service in Japan, capitalizing on its extensive reach, deep industry knowledge, and strong customer relationships. By adding Beamr’s cloud service into their offerings, J21 will provide its customers with a comprehensive solution for optimizing their video content.

“As a leading distributor in Japan, we are committed to bringing the most advanced and impactful solutions to our customers. Beamr’s cloud service perfectly aligns with our mission to empower businesses with cutting-edge technologies, and we are excited about the transformative possibilities it offers for optimizing visual content”, said Toshikazu Kishimoto, CEO of J21 Corporation.

“We are delighted to expand our collaboration with J21 to further strengthen Beamr’s presence in Japan,” said Sharon Carmel, CEO of Beamr. “Japan is renowned for its technological advancements, making it a key market for our products. This partnership will empower us to better serve our customers, expand our market share, and drive innovation in the cloud industry.”

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

About J21 Corporation

J21 Corporation provides global technology companies with a unique opportunity to enter into the Japanese market and explore their business opportunities. J21 Corporation distributes Mobileye, Ituran and many other global companies in Japan. www.japan21.co.jp

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on April 24, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com